McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner sschsuter@mclaughlinstern.com (212) 448-6216	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	New York, New York Millbrook, New York Garden city, New York Westport, Connecticut West Palm Beach, Florida Naples, Florida Clark, New Jersey

May 3, 2024

U.S. Securities and Exchange Commission

100 F Street, NE Mail Stop 5973

Washington, DC 20549-5973

Attn:	Benjamin Holt
Division of Corporation Finance

Re:	Sunrise Real Estate Group, Inc.
Form 10-K
Filed April 26, 2023
File No. 000-32585

Dear Mr. Holt:

On behalf of Sunrise Real Estate Group, Inc. (“Sunrise” or the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission directed to Sunrise in your letter of December 26, 2023.  For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Item 1. Business, page 2

1.	We note your response to comment 1. Please revise the forepart of the business section to include the substance of the first paragraph of the second part of your response to comment 1 in your disclosure. Additionally, advise us whether and how the Texas holding company and offshore subsidiaries are meant to comply with restrictions on foreign ownership of or investment in real estate in China. In this regard, we note the list of restrictions beginning on page 8 of the Form 10-K, including the statement that "Foreign-invested real estate enterprises, or the FIREEs must have a registered capital in amounts pursuant to and consistent with existing regulations." If the corporate structure and combined operations are meant to allow foreign ownership in the operating subsidiaries, it is unclear which regulations apply and what actions have been taken to achieve and maintain compliance.

McLaughlin & Stern, LLP

Response to Comment 1:

The Company intends to include the following response to Comment 1 from the first paragraph of the second part of our response to comment 1 in our previous response dated April 4, 2023.

“We and our subsidiaries do not have material contractual arrangements with one or more variable interest entities (VIEs) based in China. Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. See “Government Regulation -. Regulations on Foreign-Invested Real Estate Enterprise. ”

The Company intends to respond to the comment regarding whether and how the Texas holding company and offshore subsidiaries are meant to comply with restrictions on foreign ownership of or investment in real estate with a response to be found in Item 1, under the subheading “  Foreign Companies - Government Regulation”

“Foreign companies operating in China typically require approval and authorization from the Chinese government to operate their businesses. China has a series of laws, regulations, and approval procedures to manage and regulate the business activities of foreign companies within its borders. Generally, foreign companies need to establish branches, subsidiaries, or representative offices in China and register them according to relevant regulations. See ‘Government Regulation – Regulations on Foreign-Invested Real Estate Enterprise”

The discussion regarding specific regulations that apply to our operations, including the need for each of our subsidiaries to have sufficient registered capital, is disclosed in our answer to Comment 6. The response will include the following disclosure:

“Our subsidiaries have all of the required permissions and approvals, including approvals and permissions specifically required for subsidiaries of foreign holding companies, and we have not been denied any permissions or approvals.”

McLaughlin & Stern, LLP

In response to this comment, the Company also intends to insert the following disclosure in item 1 as a new second paragraph under “Government Regulation – Regulations on Foreign Invested Real Estate Enterprise.”

“We have not sought and do not presently intend to seek foreign investors that would makes us subject to these regulations, so we do not have special restrictions for our operations, although they could have an impact should we decide to sell our properties to a foreign investor. An initial amount of registered capital is required for all companies registered to commence business in China. All of SRRE’s subsidiaries have registered capital consistent with the existing regulations. The amount of registered capital is determined by us unless the subsidiary is established for a specific purpose, such as the purchase of a specific property. For such purchase, the registered capital needs to equal the purchase price of the property intended to be purchased.”

2.	We note your response to comments 1 and 2. Disclose prominently that you are not a Chinese operating company but a Texas holding company with operations conducted by your subsidiaries based in China. Currently your references to "Company," "we" and "our" do not distinguish between the Texas holding company and the subsidiaries in China with operations. Additionally, please tell us whether Zhong Ji Pu Fa Real Estate Co., Ltd. (SHGXL) represents a VIE. If not, please tell us how you determined consolidation was appropriate. In this regard, we note that your indirect subsidiary Shanghai Shangyang Investment Management and Consulting Co., Ltd. appears to own 0% of SHGXL. However, you state on page 4 of your Form 10-K for the fiscal year ended December 31, 2021, and on page 7 of your response filed April 4, 2023, that SHGXL is consolidated into your financial statements because you control the development rights and are beneficiary of the revenue that SHGXL generates.

Response to Comment 2:

The Company intends to respond to the request to clarify the holding company status in Item 1 under the subheading “Corporate History”.

“Sunrise Real Estate Group, Inc. (“SRRE”) is a Texas holding company and conducts business primarily through its operating subsidiaries in China. The principal activities of SRRE and its subsidiaries (collectively referred to as the “Company”) are real estate development and property brokerage services, including real estate marketing services, property leasing services; and property management services in the People’s Republic of China (“PRC”). Our investors hold shares of common stock in SRRE, the Texas holding company. Our current ownership interests in our various subsidiaries and other entities are set forth in the below organizational chart.”

McLaughlin & Stern, LLP

The Company intends to respond to the second part of the comment regarding SHGXL in Item 1under the subheading “General Business Description”.   The additional language is underlined.

“b.       The financial information of Zhong Ji Pu Fa Real Estate Co., Ltd. (“SHGXL”) is consolidated into SRRE’s financial statements because SRRE controls the development rights and is the beneficiary of the revenue that SHGXL generates. SHGXL conducts real estate management and contributed $411,660 (approximately 0.51% of SRRE’s total operating revenue) in the fiscal year ended December 31, 2022. Given the inability of companies to buy and sell land rights from another company in China, the only way to proceed with the project was through profit-sharing agreements. According to the terms of the contract, our subsidiary pays the cost of the land, invests in development, sales, and taxation, and ultimately retains all profits obtained. Neither SHGXL nor any of our subsidiaries are VIEs.”

3.	We note your response to comment 3. Please disclose prominently in the forepart of the business section the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Additionally, please disclose prominently in the forepart of the business section the substance of the third part of your response to comment 3. Also disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response to Comment 3:

The Company intends to respond to the first part of the comment with a summary of the risk factors of doing business in China, including the specific risks mentioned in your comment in the forepart under the subheading “Risks Relating to the Peoples Republic of China.” At the end of the summary, there will be a cross reference to the Risk Factors section as follows:

“For a more complete discussion of the above summary of risk factors, please see “Risk Factors – Risks Relating to the Peoples Republic of China”.”

The summary of risk factors to be inserted in the forepart is as follows:

McLaughlin & Stern, LLP

“Risks Related to Doing Business in China

All of our business operations are in China. Accordingly, we face various legal and operational risks and uncertainties under the complex and evolving PRC laws and regulations, including the following:

•	Changes in Chinese political policies and economic and social policies or conditions may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

•	Uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations could have a material adverse effect on us.

•	Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition.

•	Fluctuation in the value of RMB may result in foreign currency exchange losses.

•	The increasing focus on environmental sustainability issues may create operational challenges for us, increase our costs and harm our reputation.

•	Interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, which could limit or eliminate our ability to pay dividends and affect the value of your investment.

•	Changes in the laws and regulations of China or noncompliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition, and may cause the value of our securities to decline.

•	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements.

•	Under the EIT Law, if we are classified as a China resident enterprise for Chinese enterprise income tax purposes, such classification would likely result in unfavorable tax consequences to us and our non-Chinese stockholders.

•	We and our stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies. Enhanced scrutiny by the Chinese tax authorities may have a negative impact on potential acquisitions and dispositions we may pursue in the future.

•	Given the lack of reciprocity and treaties in China and the fact that all of our directors and officers reside in China, there may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China and there are significant costs and time constraints associated with attempting to enforce civil liabilities in China based on United States or other foreign laws against us and our management. See “Directors, Executive Officers and Corporate Governance”

McLaughlin & Stern, LLP

•	Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

•	Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

•	The PRC government may intervene or influence operations at any time, which could result in a material change in our operations and or the value of our securities. See “Risk Factors - There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

•	The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline or be worthless.

For a more complete discussion of the above summary of risk factors, please see “Risk Factors – Risks Relating to the Peoples Republic of China.”

The Company intends to respond to the comment regarding the auditor in the forepart, including the substance of the third part of your response to comment 3, as follows:

“Auditor

Our auditor, RH CPA, with headquarters at 38-25 Bell Blvd, Bayside, NY 11361, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the United States, is subject to United States laws providing for regular inspections by the PCAOB to assess its compliance with the applicable professional standards. The PCAOB has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. In addition, on December 15, 2022, the PCAOB determined that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB has voted to vacate the previous determinations to the contrary. Given that the accounting firm, RH CPA, is a U.S. based entity, the Holding Foreign Companies Accountable Act will not affect us.”

McLaughlin & Stern, LLP

4.	We note your response to comment 4. To the extent that one or more of your directors and/or officers are located in China or Hong Kong, please revise the separate section addressing enforcement of civil liabilities and the added risk factor to identify each director and/or officer located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. In this regard, we note the statement in your response that "many of our directors and senior executive officers reside within China...."

Response to Comment 4:

The Company intends to respond to the comment with disclosure that all of our officers and directors reside in China and provide additional disclosure in Item 1A, under the subheading “Risks related to the Peoples Republic of China (“PRC”)”. The Company intends to modify an existing risk factor to state:

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign law against us, our directors, executive officers or our management named in the annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

We are incorporated in Texas and conduct all of our operations in China through our wholly-owned subsidiaries in China. All of our assets are located in China. In addition, all of our directors and senior executive officers reside within China and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this prospectus in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this prospectus. As a result, shareholder claims that are common in the United States, including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.”

McLaughlin & Stern, LLP

5.	We note your response to comment 5. Please summarize in the forepart of the business section the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 5:

The Company intends to respond to the comment with a summary of these risk factors in Item 1 under “Risks Related to Doing Business in China.” The language for the summary is stated in the answer to Comment 3 above. In addition to certain specific cross references within the summary, at the end of the summary, there will be the following cross reference:

“For a more complete discussion of the above summary of risk factors, please see “Risk Factors – Risks Relating to the Peoples Republic of China.”

In Item 1A, we intend to add the following risk factors:

McLaughlin & Stern, LLP

“The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with future capital raising activities under the PRC laws.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing by domestic companies, or providing or publicly disclosing through its overseas listing entities, to the relevant securities companies, securities service agencies, overseas regulatory authorities and other entities or individuals documents and materials that may adversely affect national security or public interests after leakage, the domestic enterprise shall strictly go through the corresponding procedures in accordance with relevant laws and regulations. Where a domestic company provides to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities or individuals, any accounting records or duplicates of such accounting records, it shall complete relevant procedures according to the relevant regulations. The Confidentiality and Archives Administration Provisions were also newly published, and there remains uncertainty as to their interpretation, application and implementation.

Furthermore, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals or complete the filing or reporting procedures for this offering or to maintain our listing status or for our future offshore securities offerings, we may be unable to obtain such approvals or complete such filing or reporting procedures in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may use dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.

We are a holding company and may use dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered capital is also restricted from withdrawal in the PRC while the capital reserve accounts are prohibited from making up for losses. Furthermore, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this prospectus may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, all of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The State Administration of Taxation “ the SAT” issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the management department is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions and minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. In addition, our shareholders may be subject to PRC tax, as described in “— Dividends paid to our foreign investors and gains on the sale or other disposition of the ADSs or ordinary shares by our foreign investors may become subject to PRC tax” below. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale or other disposition of ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation rules issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise (as discussed above under “— We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income”), dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty or under applicable tax arrangements between jurisdictions. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of ordinary shares would be able to obtain the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ordinary shares may decline significantly.

McLaughlin & Stern, LLP

6.	We note your response to comment 6. Please disclose in the forepart of the business section each permission or approval that you, your subsidiaries, or any VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your, your subsidiaries’, or the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment 6:

The Company intends to respond to the comment with the following disclosure under Item 1, under the subheading “Foreign Companies - Government Regulation”.

“Foreign companies operating in China typically require approval and authorization from the Chinese government to operate their businesses. China has a series of laws, regulations, and approval procedures to manage and regulate the business activities of foreign companies within its borders. .Generally, foreign companies need to establish branches, subsidiaries, or representative offices in China and register them according to relevant regulations.

The regulations that are applicable to our operations require:

1. Sufficient registered capital.

2. Tax registration and payment of taxes.

3. Various licenses and certificates applicable to real estate development companies such as us, including:

(a)	Real Estate Development Certificate.

(b)	Business License.

(c)	Land Approval Documents issued by the land management department.

(d)	Land Use Permit.

(e)	Construction Project Planning Permit.

(f)	Construction Project Construction Permit.

(g)	Project Investment Permit.

(h)	Commercial Housing Presale Permit.

McLaughlin & Stern, LLP

The specific licenses required by real estate development companies may vary depending on factors such as the region, project scale, and type. Our subsidiaries have all of the required permissions and approvals, including approvals and permissions specifically required for subsidiaries of foreign holding companies, and we have not been denied any permissions or approvals. We and our subsidiaries are not required to obtain approvals from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), or any governmental agency for their operations other than those that provide the approvals listed above.

If we do not maintain the required approvals or permissions to operate the business, consequences could include a government shutdown of the specific operations that are not in compliance. Such event will adversely affect us and our subsidiaries’ ability to do business in China.

In addition, if the industry in which we operate initially did not require government approval to conduct business, but subsequent policy changes necessitate governmental approval, we are prepared to take the following steps:

1. Understand Policy Requirements: Thoroughly research new regulations and policies to understand the specific requirements and approval procedures that the government imposes on the industry.

2. Ensure Compliance Adjustments: Adjust our operations according to policy requirements to ensure compliance with relevant regulations. This may involve improving management systems, enhancing safety standards, and implementing environmental protection measures.

3. Apply for Licenses or Approval Documents: Prepare the necessary application materials according to government procedures and submit them to the relevant departments promptly. Ensure that the application materials are accurate and complete to increase the likelihood of approval.

4. Communicate with Government Departments: Actively communicate with relevant government departments to understand the progress of approvals, promptly address potential issues, and seek government support and guidance.

5. Train Employees: Ensure that employees understand the new policy requirements by providing relevant training to ensure that our operations comply with regulations.

6. Continuously Monitor Policy Changes: Establish an effective policy monitoring mechanism to stay informed about dynamic changes in industry policies, enabling us to prepare in advance and adjust its business strategies accordingly.

Adapting to policy changes may require time and effort but operating in compliance is a crucial prerequisite for ensuring our sustainable development. If we can respond actively and make timely adjustments, there is an opportunity to smoothly obtain necessary licenses or approval documents and continue operating legally.”

McLaughlin & Stern, LLP

7.	We note proposed revised disclosure in your response regarding PRC restrictions on currency exchange and PRC regulations that may limit your PRC subsidiaries' ability to increase their registered capital or distribute profits to you. Please provide in the forepart of the business section a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under any VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and any consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or any consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under any VIE agreements.

Response to Comment 7:

The Company intends to respond to the comment, including a description of how cash is transferred withing the organization and quantifying the cash dividends, in the forepart of the business section under the subheading “Dividends and Cash Transfers”.

“We transfer cash amongst our subsidiaries and SRRE through the general banking system as regulated by the Chinese government. We have been able to transfer cash from our subsidiaries to SRRE and distribute dividends to our shareholders in compliance with Chinese government restrictions on currency exchange and regulations. Chinese regulations generally restrict cross border fund transfers to dividend payments to upstream companies, such as SRRE, or a return of invested funds. Chinese companies can only transfer funds to their overseas parent companies through profit distribution and a withdrawal of investments. Before distributing earnings overseas to SRRE, a subsidiary needs to provide verification of its earnings, which usually involves an auditor issuing an audit report, and the subsidiary must pay the relevant income tax. Profit distributions require payment of a capital gains tax, typically at a rate of 10%.

While, no dividends or distributions were made to the shareholders of SRRE during the fiscal year ended December 31, 2022, in November 2022, SHSY paid a dividend to LRY in the amount of 200 million RMB. This dividend resulted in a capital gains tax of 20 million RMB. As a result, LRY received 180 million RMB ( $25,375,686) net of taxes. On March 2023, LRY transferred $10,303,789 to SRRE to pay a dividend to our shareholders, which funds initially came from SHSY. There are no Chinese tax consequences to pay dividends to United States investors.”

McLaughlin & Stern, LLP

Additional risk factors regarding dividends to be added to Item 1A are stated in response to Comment 5.

Additional information regarding foreign currency transactions can also be found in Note 2 to the Financial Statements under Summary of Significant Accounting Policies – Cash and Cash Equivalents.”

Item 1A. Risk Factors, page 9

8.	We note your response to comment 7. Please revise the added risk factor to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “noninspection years” from three years to two years.

Response to Comment 8

This change will be made under the risk factor “Recent joint statement by the SEC and the PCAOB, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the continued trading “over the counter” or future offerings of our securities in the U.S.” The revised disclosure will be as follows:

“On June 22, 2021, the U.S. Senate passed a bill and the U.S. House of Representatives then signed into law, the Consolidated Appropriations Act of 2023, which amended the Holding Foreign Companies Accountable Act to decrease the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.”

9.	We note your response to comment 9. Please revise the added risk factor to clarify the statement "any offering in the U.S. is not subject to the review or prior approval of the CAC or the CSRC." In this regard, we note your response to comment 8, which indicates that an offering in the U.S. would be subject to the review of the CSRC under the Rules Regarding Overseas Listing.

Response to Comment 9:

The Company intends to revise its disclosure under the Risk Factor

McLaughlin & Stern, LLP

“If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside of China and, as a result, cause the value of such securities to significantly decline or be worthless.”

The revised second sentence to the second paragraph will read as follows:

“Based on the advice of counsel and our understanding of currently applicable PRC laws and regulations, any offering in the U.S. is subject to the review or prior approval of the CAC or the CSRC under the Rules Regarding Overseas Listing.”

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 2

10.	Please revise the forepart of the business section to include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to many of your directors and officers residing within China, as indicated on page 30. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please identify each director and/or officer located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response to Comment 10:

The Company will respond to the comment in Item 1 under the subheading “Risks Related to Doing Business in China”. As noted in our response to Comment 3 above, we intend to add the following disclosure:

•	Given the lack of reciprocity and treaties in China and the fact that all of our directors and officers reside in China, there may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China and there are significant costs and time constraints associated with attempting to enforce civil liabilities in China based on United States or other foreign laws against us and our management. See “Directors, Executive Officers and Corporate Governance”

McLaughlin & Stern, LLP

General

11.	Please revise the annual report to conform the disclosure to reflect changes being made in the Form 10-K for the fiscal year ended December 31, 2021 in connection with its review by the staff.

Response to Comment 11:

We will conform the applicable disclosures in the Form 10-K for the fiscal year ended December 31, 2022 to any changes being made in the Form 10-K for the fiscal year ended December 31, 2021.

Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Thank you very much for your consideration.

Sincerely,

/s/ Steven W. Schuster

Steven W. Schuster

SWS/kmh